Exhibit 12.1
MoneyGram International, Inc.
Calculation of Ratios

	Three Months
	Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
		(Dollars in thousands)
Earnings
Pretax income (loss) from continuing operations	$14,045	$43,801	$(22,322)	$(337,191)	$(993,267)	$176,773
Fixed charges	21,650	105,949	111,364	95,850	15,418	11,261

Total earnings	$35,695	$149,750	$89,042	$(241,341)	$(977,849)	$188,034

Fixed Charges
Interest expensed	$19,022	$84,640	$95,147	$85,189	$12,359	$8,932
Amortization of debt expense, premium and discount	1,591	17,493	12,764	7,487	197	168
Estimated interest component of rent expense	1,037	3,816	3,453	3,174	2,862	2,161

Total fixed charges	$21,650	$105,949	$111,364	$95,850	$15,418	$11,261

Preferred dividend requirement	$51,091	$192,315	$169,659	$117,836	n/a	n/a

Total fixed charges and preferred dividend requirement	$72,741	$298,264	$281,023	$213,686	$15,418	$11,261

Ratio of earnings to fixed charges	1.65	1.41	0.80	N/A	N/A	16.70

Deficiency of earnings to fixed charges	$—	$—	$22,322	$337,191	$993,267	$—

Ratio of earnings to fixed charges and preferred dividend requirements	0.49	0.50	0.32	N/A	N/A	16.70

Deficiency of earnings to fixed charges and preferred dividend requirements	$37,046	$148,514	$191,981	$455,027	$993,267	$—